SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 15, 2004


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                           Mesrutiyet Caddesi No. 153
                                 34430 Tepebasi
                                Istanbul, Turkey

                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
      Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
                                  Act of 1934.

                                Yes: |_| No: |X|


Enclosures: Press Release dated October 14, 2004: TURKCELL SETTLES ITS INFRASTRUCTURE USAGE DISPUTE WITH TURK TELEKOM


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[TURKCELL logo]


                              FOR IMMEDIATE RELEASE


           TURKCELL SETTLES ITS INFRASTRUCTURE USAGE DISPUTE WITH TURK
                                     TELEKOM

Istanbul, Turkey: October 14, 2004 - Turkcell (NYSE: TKC, ISE: TCELL), the leading provider of mobile communications in Turkey, announced today that it has settled its infrastructure usage dispute with Turk Telekom by an amicable agreement.

The agreement followed settlement talks conducted under the Cabinet's decree dated August 18, 2004, which set forth the rules and procedures to be followed by the government entities to settle their disputes with third parties through negotiation.

Settlement of the infrastructure usage dispute. Turkcell and Turk Telekom calculated Turk Telekom's receivables as TL102,048,720 million (US$69 million as of October 13, 2004) inc luding principal, interest, Value Added Tax ("VAT") and Special Communications Tax ("SCT") and Turkcell's receivables as TL39,451,875 million (US$27 million as of October 13, 2004). Turkcell's receivables arose from a legal decision in favor of Turkcell in the lawsuit filed against Turk Telekom's collection of 15% fund payment through withholding payments to Turkcell. After netting the receivables, Turkcell and Turk Telekom agreed that Turkcell owed Turk Telekom TL62,596,845 million (US$42 million as of October 13,
2004), including principal, interest, VAT and SCT.

This agreed amount will be paid to Turk Telekom in 10 installments with interest, while Turkcell has option to pay all or a portion of its debt, set forth by the settlement agreement, prior to the date determined by the installment plan. The interest rate used in this calculation will be the monthly interest rate calculated from the annual simple interest rate of the most recent TL denominated discount bond issued by the Turkish Treasury prior to the actual monthly installment. Turkcell will finance such payment from internal sources.

Based on the Cabinet's decree dated August 18, 2004 and Turkcell's estimates based on its settlement strategies, Turkcell's net provisions totaled TL39,814,350 million (US$27 million as of June 30, 2004) in its financial statements for the six months ended June 30, 2004, including principal and interest (excluding VAT and SCT), for the above mentioned disputes.

Turkcell and Turk Telekom will make all necessary applications and start all necessary procedures for ending the court cases on above mentioned disputes between them within one month.

The terms of the settlement agreement became effective as of the signing of this settlement agreement on October 13, 2004, and today Turkcell paid TL7,287,684



                                        1


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million (US$5 million as of October 13, 2004), consisting of the first installment totaling TL6,259,684 million (US$4 million as of October 13, 2004) and TL1,028,000 million (US$693,076 as of October 13, 2004) of stamp duty.



o The TL/US$ exchange rate used in this press release equals to TL1,483,243, which is the Turkish Central Bank's closing ask price as of October 13, 2004.


                              www.turkcell.com.tr
                              -------------------


About Turkcell

Turkcell is the leading GSM operator in Turkey with 22.3 million postpaid and prepaid customers as at the end of the third quarter 2004. Turkcell provides high-quality wireless telephone services throughout Turkey and has coverage of 100% of the towns with more than 10,000 inhabitants. Turkcell provides roaming with 405 operators in 167 countries as of June 30, 2004. Turkcell is the only NYSE listed company in Turkey. Turkcell has interests in international GSM operations in Azerbaijan, Georgia, Kazakhstan, Moldova and Northern Cyprus, which have a total of 3.0 million subscribers as of June 30, 2004.




For further information please contact:



Contact

Turkcell:                                 Citigate Dewe Rogerson
---------                                 ----------------------
Investors:                                Europe:
----------                                Kate Delahunty
Koray Ozturkler, Investor Relations       Tel: +44-20/7282-2934
Tel: +90 212 313 1500                     Email: kate.delahunty@citigatedr.co.uk
Email: koray.ozturkler@turkcell.com.tr           -------------------------------
       -------------------------------    or
                                          United States:
Murat Borekci, Investor Relations         Victoria Hofstad/Jessica Wolpert
Tel: + 90 212 313 1503                    Tel: +1-201-499-3500
Email: murat.borekci@turkcell.com.tr      Email: victoria.hofstad@citigatefi.com
investor.relations@turkcell.com.tr               -------------------------------
----------------------------------        jessica.wolpert@citigatefi.com
                                          -------------------------------
Media:
------
Nazli Candan, Corporate Communications
Tel: + 90 212 313 2310
Email: nazli.candan@turkcell.com.tr
       ----------------------------
or
Bahar Erbengi, Corporate Communications
Tel: + 90-212/313-2309
Email: bahar.erbengi@turkcell.com.tr
       -----------------------------



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


SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TURKCELL ILETISIM HIZMETLERI A.S.


Date:    October 15, 2004                      By:  /s/ MUZAFFER AKPINAR
                                                   -------------------------

                                               Name:  Muzaffer Akpinar
                                               Title: Chief Executive Officer